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                                                                    Exhibit b(2)

                             Amendment to By-Laws of

                      Salomon Brothers Opportunity Fund Inc

                                October 29, 2003



Section 3 of Article III of the By-Laws of Salomon Brothers Opportunity Fund Inc is amended to read as follows:

         SECTION 3. Powers and Duties. The officers of the Corporation shall have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as may from time to time be conferred by the Board of Directors or the Executive Committee. In the absence of a President and for the purpose of certification of periodic reports filed by the Corporation in accordance with the Sarbanes-Oxley Act of 2002, the Executive Vice President of the Corporation shall be responsible for the duties of the chief executive officer of the Corporation.